UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42684

RUBICO INC.

(Translation of registrant’s name into English)

20 Iouliou Kaisara Str
19002 Paiania

Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Mega Yacht Acquisition

As previously announced, on December 4, 2025, Rubico Inc. (the “Company,” “we” or “our”) entered into a letter of intent (the “Newbuilding LOI”) for the potential acquisition from Top Ships Inc. (the “Parent”) of a newbuilding mega yacht, the M/Y Sanlorenzo 1150Exp (the “Newbuilding Yacht”), with expected delivery in the second quarter of 2027. The Company made an advance cash payment of $4.0 million that was credited against the acquisition price of the Newbuilding Yacht A special independent committee composed of independent members of the Board of Directors negotiated and approved the acquisition of the Newbuilding Yacht under the Newbuilding LOI. On December 31, 2025, the Company entered into a purchase agreement (the “Newbuilding SPA”) to purchase Roman Explorer Inc., the company that will acquire ownership of the Newbuilding Yacht, for a purchase price of $38.0 million payable in installments over a period of 300 days following the Company’s entry into the Newbuilding SPA. An initial installment payment of $15.5 million was made upon signing the Newbuilding SPA, with consummation of the purchase and sale of the shares of Roman Explorer Inc. expected to take place no later than March 31, 2026. Under certain circumstances the Parent can demand the payment of installments in the form of newly-issued Series E Perpetual Convertible Preferred Shares (the “Series E Preferred Shares”). For a description of the Series E Preferred Shares, see the section of this Report titled “—Description of Series E Perpetual Convertible Preferred Shares.” Further, the form of Statement of Designation of the Series E Preferred Shares is appended to the Newbuilding SPA, which is filed as an exhibit hereto. Remaining installments payable to the shipyard as per the relevant newbuilding contract amount to approximately $41.5 million (or €35.5 million) payable up to May 2027.

Supplemental Risk Factors

The following should be read in conjunction with the risk factors previously disclosed in our registration statement on Form 20-F filed with the Commission on June 4, 2025.

Delays or defaults by the shipyards in the construction of any newbuildings could increase our expenses and diminish our net income and cash flows.

As of the date of this report, we do not have any contracts for newbuilding vessels. We may enter into contracts for newbuilding vessels in the future. Vessel construction projects are generally subject to risks of delay that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we may continue to incur costs and expenses related to delayed vessels, such as supervision expenses.

The anticipated delivery of a mega yacht entails certain risks and uncertainties associated with our entry into ownership of a new class of vessels, and we cannot assure you that we will complete the delivery of the vessel or manage such risks successfully.

We have entered into a share purchase agreement to acquire from the Parent a company that has entered into a newbuilding contract for the Newbuilding Yacht with expected delivery in the second quarter of 2027. However, there can be no assurance that we will complete the delivery of this vessel or successfully identify any similar opportunities in the future.

Any mega yacht operating in our fleet is expected to be employed on short-term charters. We expect that management services, including commercial and technical management, for any yacht we acquire will be provided by CSI.

Our management team and CSI do not have experience in the mega yacht sector. We believe that the experience of our management and CSI in the ownership and operation of tanker and other vessels provides relevant expertise and qualifications in the evaluation of mega yacht acquisition opportunities and operation of mega yachts. However, there can be no assurance that we will successfully manage the risks of operations in a new sector, which could adversely affect our financial position, results of operations and cash flows.

We have in the past and may in the future rely in part on equity issuances, which will not require shareholder approval, to fund our growth, and such equity issuances could dilute your ownership interests and may depress the market price of our Common Shares.

We may issue additional Common Shares or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances.

As part of our business strategy, we have in the past and may in the future rely in part on issuances of equity, warrants or preferred securities, which may carry voting rights and may be convertible or exercisable into Common Shares, to fund the growth of our fleet. We may issue such securities in private placements, including to related parties, or in registered offerings.

Under the Equity Line Purchase Agreement entered into with B. Riley Principal Capital II, LLC (the “Selling Shareholder”) we have the right to sell to the Selling Shareholder, from time to time during the term of the Equity Line Purchase Agreement, up to $30,000,000 of our Common Shares, subject to certain limitations and conditions set forth in the Equity Line Purchase Agreement. We have registered under the Securities Act the resale by the Selling Shareholder of up to 15,500,000 of our Common Shares of which we have sold 480,144 Common Shares to the Selling Shareholder under the Equity Line Purchase Agreement as of December 10, 2025.

Further, as contemplated by the Newbuilding SPA, Top Ships Inc. may under certain circumstances demand the payment of installments in the form of Series E Preferred Shares. The Series E Preferred Shares would, if issued, be convertible into Common Shares. As of the date of this prospectus, there are no Series E Preferred Shares. For a description of the Series E Preferred Shares, see the section of this prospectus entitled “Description of Capital Stock—Description of Series E Perpetual Convertible Preferred Shares.” Further, the form of Statement of Designation of the Series E Preferred Shares is appended to the Newbuilding SPA, which is filed as an exhibit hereto.

Our issuance of additional Common Shares, including pursuant to the Equity Line Purchase Agreement, or otherwise upon conversion of convertible securities or exercise of warrants, or other equity securities of equal or senior rank, or with voting rights, may have the following effects:

•	Our existing common shareholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for dividends payable per Common Share may decrease;

•	the relative voting strength of each previously outstanding Common Share may be diminished; and

•	the market price of our Common Shares may decline.

Issuance of preferred shares, such as our Series D Preferred Shares, our Series E Preferred Shares and our Series A Participating Preferred Stock, may adversely affect the voting power of our common shareholders have a dilutive effect on them and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our Common Shares.

Our Amended and Restated Articles of Incorporation currently authorize our Board of Directors to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions, with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series without shareholders’ approval. Our Board of Directors has issued, and may in the future issue, preferred shares with voting rights superior to those of the Common Shares, such as the Series D Preferred Shares or the Series A Participating Preferred Stock, which could have a dilutive effect on our common shareholders. Additionally, as contemplated by the Newbuilding SPA, we may be required to issue Series E Preferred Shares to the Parent, which would have voting rights superior to those of the Common Shares. If our Board of Directors determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of Common Shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our Common Shares and our shareholders' ability to realize any potential change of control premium.

Description of Series E Perpetual Convertible Preferred Shares

As contemplated by the Newbuilding SPA, the Parent may under certain circumstances demand the payment of installments in the form of newly-issued Series E Perpetual Convertible Preferred Shares.

As of the date of this prospectus, no Series E Preferred Shares are outstanding.

The Series E Preferred Shares have the following characteristics:

Conversion. Each holder of Series E Preferred Shares, at any time and from time to time, has the right, subject to certain conditions, to convert all or any portion of the Series E Preferred Shares then held by such holder into the Common Shares at the conversion rate then in effect. Each Series E Preferred Share is convertible into the number of the Issuer’s Common Shares equal to the quotient of $1,000 plus any accrued and unpaid dividends divided by the lesser of the following four prices (the “Series E Conversion Price”): (i) 120% of the closing price of our Common Shares on the trading day immediately preceding the first issuance of Series E Preferred Shares, (ii) 80% of the lowest daily VWAP of the Common Shares over the twenty consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, (iii) the conversion price or exercise price per share of any of our then outstanding convertible shares or warrants, (iv) the lowest issuance price of the Common Shares in any transaction from the date of the issuance the Series E Preferred Shares onwards, but in no event will the Series E Conversion Price be less than $0.60 (the “Floor Price”). The Floor Price is adjusted (decreased) in case of splits or subdivisions of our outstanding shares and is not adjusted in case of reverse stock splits or combinations of our outstanding shares. Finally, the Series E Conversion Price is subject to appropriate adjustment in the event of certain dividends and distributions, stock combinations, reclassifications or similar events affecting the Common Shares.

Limitations of Conversion. Holders of the shares of Series E Preferred Shares shall be entitled to convert the Series E Preferred Shares in full, regardless of the beneficial ownership percentage of the holder after giving effect to such conversion.

Voting. The holders of Series E Preferred Shares are entitled to the voting power of one thousand (1,000) of our common shares per Series E Preferred Share. The holders of Series E Preferred Shares and the holders of our common shares shall vote together as one class on all matters submitted to a vote of our shareholders. The holders of Series E Preferred Shares have no special voting rights and their consent shall not be required for taking any corporate action.

Distributions. The holders of Series E Preferred Shares are entitled to receive certain dividends and distributions paid to holders of Common Shares on an as-converted basis. Upon any liquidation, dissolution or winding up of the Company, the holders of Series E Preferred Shares shall be entitled to receive the net assets of our Company pari passu with the Common Shares.

Redemption. We at our option shall have the right to redeem a portion or all of the outstanding Series E Preferred Shares. We shall pay an amount equal to one thousand dollars ($1,000) per each Series E Preferred Share (the “Liquidation Amount”), plus a redemption premium equal to fifteen percent (15%) of the Liquidation Amount being redeemed if that redemption takes place up to and including the first anniversary of the first issuance of Series E Preferred Shares and twenty percent (20%) of the Liquidation Amount being redeemed if that redemption takes place after the first anniversary of the first issuance of Series E Preferred Shares, plus an amount equal to any accrued and unpaid dividends on such Series E Preferred Shares (collectively referred to as the “Redemption Amount”). In order to make a redemption, we shall first provide one business day advance written notice to the holders of our intention to make a redemption, or the Redemption Notice, setting forth the amount it desires to redeem. After receipt of the Redemption Notice, the holders shall have the right to elect to convert all or any portion of its Series E Preferred Shares. Upon the expiration of the one business day period, we shall deliver to each holder the Redemption Amount with respect to the amount redeemed after giving effect to conversions effected during the notice period.

The Series E Preferred Shares shall not be subject to redemption in cash at the option of the holders thereof under any circumstance.

Dividends. The holders of outstanding Series E Preferred Shares shall be entitled to receive out of funds legally available for the purpose, semi-annual dividends payable in cash on the last day of June and December in each year (each such date being referred to herein as a “Semi Annual Dividend Payment Date”), commencing on the first Semi Annual Dividend Payment Date in an amount per share (rounded to the nearest cent) equal to fifteen percent (15%) per year of the liquidation amount of the then outstanding Series E Preferred Shares computed on the basis of a 365-day year and the actual days elapsed.

Accrued but unpaid dividends shall bear interest at fifteen percent (15%). Dividends paid on the Series E Preferred Shares in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. Our Board of Directors may fix a record date for the determination of holders of Series E Preferred Shares entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof.

Ranking. All shares of Series E Preferred Shares shall rank pari passu with all classes of our common shares.

The description of the Series E Preferred Shares is subject to and qualified in its entirety by reference to the Newbuilding SPA and Certificate of Designation of the Series E Preferred Shares.

On December 31, 2025, the Registrant issued a press release relating to the acquisition of the Newbuilding Yacht, a copy of which is attached hereto as Exhibit 99.1.

 The Newbuilding SPA is attached hereto as Exhibit 99.2.

 The Certificate of Designation of the Series E Preferred Shares is attached hereto as Exhibit 99.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Rubico Inc.

Date: December 31, 2025	By: /s/ Nikolaos Papastratis
Nikolaos Papastratis
Chief Financial Officer